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                                                                    Exhibit 99.1



                                              NEWS RELEASE FOR IMMEDIATE RELEASE
                                                   For More Information Contact:
                          Dr. Terry Logan, CEO, N-Viro International Corporation
                                                 tlogan@nviro.com (419) 535-6374

                       NASDAQ REMOVES N-VIRO STOCK LISTING

Toledo, Ohio, May 10, 2002 -- N-Viro International Corp. (OTC BB/NVIC) announced today it has been notified that the Company's common stock has been removed from trading from the NASDAQ Small Cap Market (formerly NASDAQ ticker symbol NVIC). The Company is entitled to appeal and is evaluating its options. N-Viro's securities are currently trading on the OTC Bulletin Board, pursuant to SEC rules. In its delisting letter to the Company, NASDAQ stated, "The panel was of the opinion that the Company's plan to regain compliance with the net tangible assets/shareholders equity requirement is not yet sufficiently definitive in nature and will likely require significant additional time to implement". The Company had requested a delay in delisting until June 30, 2002, the end of the current fiscal quarter. The Company maintains that it provided NASDAQ with substantial evidence that specific material events are likely to occur prior to June 30, 2002 that would have brought N-Viro into compliance with NASDAQ standards. The Company disputes the NASDAQ assertion that the Company "will likely require significant additional time to implement."

At the annual meeting of its shareholders held yesterday at 3:00 p.m., the Company announced that the Board of Directors had unanimously elected Dr. Terry Logan as President and Chief Executive Officer, Michael Nicholson as Senior Vice-President and Chief Operating Officer, and James McHugh as Chief Financial Officer, Secretary and Treasurer.

Dr. Logan stated, "We are, of course, disappointed with the NASDAQ decision. This small company and its investors have spent over $2 million qualifying for and maintaining our position on NASDAQ. We offered a solid plan to NASDAQ and our future has never looked brighter. Yesterday at our annual meeting, we advised our shareholders that N-Viro's new alternative and sustainable fuel technology, using conventional N-Viro products, has been patented by the U.S. Patent and Trademark Office. Moreover, and equally important, N-Viro is in late-stage negotiations with a major Midwestern power utility to jointly develop the technology."

"The N-Viro Soil synthetic fuel not only provides low cost BTU's, the product may effectively scrub nitrous oxide and sulfur dioxide and provide large scale carbon credits." Also at the annual meeting, Dr. Logan announced his belief that, if the Company is successful in selling its interest in Florida N-Viro, L.P., both net worth and working capital could increase by about $3 million in 2002 without dilution of stock and with the retirement of practically all long-term debt. And, the Company anticipates its first quarter 2002 results will reflect a small net profit representing an improvement of over $200,000 from a net loss in the same period of 2001. The Company expects to release full financial results for the first quarter contemporaneously with the filing with the Securities and Exchange Commission of its Form 10-Q for the quarter ended March 31, 2001. The Company expects to file its Form 10-Q on or before Wednesday, May 15, 2002.

N-Viro International Corporation develops and licenses its technology to municipalities and private companies. N-Viro's patented processes use lime and/or mineral-rich, combustion byproducts to treat, pasteurize, immobilize and convert wastewater sludge and other bio-organic wastes into bio-mineral agricultural and soil-enrichment products and sustainable bio-fuel energy products with real market

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value. More information about N-Viro International can be obtained by contacting the office or on the Internet at www.nviro.com or by e-mail inquiry to info@nviro.com.

The Company cautions that words used in this document such as "expects," "anticipates," "believes" and "may," as well as similar words and expressions used herein, identify and refer to statements describing events that may or may not occur in the future. These forward-looking statements and the matters to which they refer are subject to considerable uncertainty that may cause actual results to be materially different from those described herein. For example, while the Company anticipates that it will sell its interest in Florida N-Viro, L.P. in 2002, such sale may not occur due to the failure to identify a willing buyer or the failure to agree on an acceptable purchase price or terms. If the sale of the Company's interest in Florida N-Viro, L.P. does not occur, net worth and working capital likely will not experience as significant an improvement in 2002 as projected. Additionally, while the Company anticipates that it will operate profitably in 2002, it may not actually be profitable as a result of (1) costs exceeding expectations, (2) unforeseen litigation or other casualty losses, (3) sales not meeting expectations, (4) a general deterioration in economic conditions, or (5) other unforeseen events beyond its reasonable control.




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